Exhibit 8.1

SUBSIDIARIES OF AGM GROUP HOLDINGS INC.

Subsidiaries	Jurisdiction of Incorporation/Formation
KOI Global Ltd (Previously known as “AGM Software Service LTD”)	British Virgin Islands
AGM Electronic Technology Limited (“AGM Electronic”)	Hong Kong SAR
AGM Canada Holdings Limited (“AGM Canada”)	Canada
AGM Integrated Tech Limited (“AGM Integrated”)	Hong Kong SAR
AGM Energy Corp. (“AGM Energy”)	Canada